UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

NTT DOCOMO Interoperability Testing Completed with Sierra Wireless 5G Modules for Use on Their Network in Japan

Sierra Wireless advances 5G’s move to the IoT with the completion of operator IOT, secure 5G modules that deliver the speed, latency and capacity required for next generation IoT applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 17, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its EM9190 and EM9191 5G Sub-6/LTE NR embedded modules have completed interoperability testing (IOT) with NTT DOCOMO on their 5G network in Japan.

With this testing complete, EM9190 and EM9191 customers can commercially deploy networking devices, computing devices and other connected products on NTT DOCOMO’s high speed 5G network for live video streaming, video security, high-definition cloud-based video gaming, extended reality (XR), robotics and other next generation IoT applications.

“The completion of this interoperability testing further demonstrates that when it comes to bringing 5G to the IoT, Sierra Wireless is leading the way,” says Jim Ryan, SVP Partnerships, Marketing & IoT Solutions, Sierra Wireless. “NTT DOCOMO has leading-edge 5G technology and Japan is one of the fastest growing 5G markets in the world. When you combine this with the EM9190 and EM9191 modules’ industry-leading performance, robust security and industrial-grade design, along with Sierra Wireless’ decades of IoT experience and global presence, the answer to the question of which IoT solutions provider you should partner with as you map out your 5G future becomes clear – it’s Sierra Wireless.”

Transforming IoT with 5G

5G’s higher data speeds, lower latency and higher device capacity are set to transform the IoT market, enabling OEMs, advanced electronic and other industrial companies to support enhanced mobile broadband, ultra-reliable, low-latency communication, and massive machine-type communication use cases that simply were not possible without 5G.

5G’s ability to support these new use cases is why in a recent report, McKinsey and Company state, “As new use cases gain traction, it is expected that B2B 5G IoT unit sales will soar… in the B2B sphere, we expect total revenue for 5G IoT modules to increase from about USD 180 million in 2022 to almost USD 10 billion by 2030.”

Modules Designed for Easy Integration, Private Networks, Global Connectivity

Based on the industry-standard M.2 form factor, the EM9190 and EM9191 modules are an industrial-grade module that enable OEMs, system integrators and other companies to easily integrate secure 5G connectivity into their products.

The EM9190 and EM9191 also include an embedded SIM (eSIM) based on GSMA’s embedded SIM specification, eUICC. This eSIM makes it easier for customers to switch networks anytime using carrier-specific profiles, for added IoT product deployment simplicity and flexibility.

Part of Sierra Wireless’ EM Series of modules, the EM9190 and EM9191 have been designed to connect to 5G networks around the world, and are currently being evaluated for certification by 5G mobile network operators in Europe, North America and other global regions.

OEMs and other IoT market leaders, including Allied Telesis, Dynabook, LiveU, NEC Personal Computers and Panasonic, are among the many companies who plan to use the EM9190, EM9191 or other EM Series modules to provide 5G connectivity for their products.

The EM9190 and EM9191 are currently available globally from Sierra Wireless’ global network of partners.

For more information, visit:

  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/5g-iot/
  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/networking-modules/
  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/products/em9190/
  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/products/em9191/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT deployment whether it is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the trusted partner globally to deliver your next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: June 17, 2021